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SECURITIES AND EXCHANGE COMMISSION

06004124

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PROCESSING
SEC MAIL
RECEIVED
MAR 01 2006
SECTION
213
WASH

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 28799 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IICC-Tradeco, Inc.

| OFFICIAL USE ONLY |
|---|
| 13205 |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 S. Gessner, Suite 501

(No. and Street)

Houston, TX 77063

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas R. Maples 713-266-4422

Denis Mitchell 713-266-4422

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malone & Bailey, PC

(Name – *if individual, state last, first, middle name*)

2925 Briark Park Suite, 930 Houston TX 77042

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

5/31/06

## OATH OR AFFIRMATION

I, Thomas R. Maples, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IICC-Tradeco, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Fin Op
Title

Notary Public

HARRY F. KLEIN
NOTARY PUBLIC, STATE OF TEXAS
MY COMMISSION EXPIRES
SEPT. 16, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
IICC - Tradeco, Inc.
Houston, Texas

We have audited the balance sheets of IICC - Tradeco, Inc. as of December 31, 2005 and 2004, and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of IICC - Tradeco, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IICC - Tradeco, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

Malone & Bailey, PC

February 10, 2006

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
Required by SEC Rule 17a-5

To the Board of Directors
IICC - Tradeco, Inc.
Houston, Texas

In planning and performing our audits of the financial statements of IICC - Tradeco, Inc. for the years ended December 31, 2005 and 2004, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of IICC - Tradeco, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that IICC - Tradeco, Inc.'s practices and procedures were adequate at December 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

Malone & Bailey, PC

February 10, 2006

IICC-TRADECO, INC.

**BALANCE SHEETS**

*AS OF DECEMBER 31,*

**ASSETS**

| | | 2005 | | 2004 |
|---|---|---|---|---|
| Cash and cash equivalents | $ | 12,385 | $ | 15,964 |
| Receivables | | 8,532 | | 13,055 |
| Due from parent | | 1,500 | | 0 |
| Fixed assets net of depreciation: 2005- $15,279; 2004- $15,279 | | 674 | | 674 |
| **Total assets** | **$** | **23,091** | **$** | **29,693** |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | | 2005 | | 2004 |
|---|---|---|---|---|
| **LIABILITIES** | | | | |
| Accounts payable | **$** | 5,335 | **$** | 6,836 |
| **STOCKHOLDER'S EQUITY** | | | | |
| Preferred stock, 10% non-cumulative, $1,000 par value, authorized 200 shares, issued and outstanding 0 shares | | 0 | | 0 |
| Common stock, no-par value, authorized 200 shares, issued and outstanding 2 shares | | 603 | | 603 |
| Additional paid-in capital | | 316,296 | | 311,296 |
| Accumulated deficit | | ( 299,143) | | ( 289,042) |
| **Total stockholder's equity** | | 17,756 | | 22,857 |
| **Total liabilities and stockholders' equity** | **$** | **23,091** | **$** | **29,693** |

The accompanying notes are an integral part of this statement.

IICC-TRADECO, INC.

## STATEMENTS OF INCOME

*FOR THE YEARS ENDED DECEMBER 31,*

| | | 2005 | | 2004 |
|---|---|---|---|---|
| **REVENUE** | | | | |
| Commissions | $ | 29,886 | $ | 53,230 |
| **Total revenue** | | **29,886** | | **53,230** |
| OPERATING EXPENSES | | | | |
| Commissions- officer | | 0 | | 705 |
| Depreciation and amortization | | 0 | | 2,500 |
| Fees- parent company | | 18,500 | | 27,450 |
| Legal & professional fees | | 5,055 | | 7,560 |
| Licenses & state fees, taxes | | 8,415 | | 4,047 |
| Other | | 8,024 | | 8,505 |
| **Total expenses** | | **39,994** | | **50,767** |
| **Loss from operations** | | **( 10,108)** | | **2,463** |
| OTHER INCOME AND ( EXPENSE) | | | | |
| Interest expense | | 0 | | ( 1,090) |
| Interest and dividend income | | 7 | | 5 |
| **Total other income ( expense)** | | **7** | | **( 1,085)** |
| **NET INCOME ( LOSS)** | **$** | **( 10,101)** | **$** | **1,378** |

The accompanying notes are an integral part of this statement.

IICC-TRADECO, INC.

**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**

*FOR THE YEARS ENDED DECEMBER 31, 2005 and 2004*

| | CAPITAL STOCK COMMON | ADDITIONAL PAID-IN CAPITAL | RETAINED DEFICIT | TOTAL |
|---|---|---|---|---|
| Balance at January 1, 2004 | $ 603 | $ 304,620 | $ ( 290,420) | $ 14,803 |
| Capital contributions, 2004 | | 6,676 | | 6,676 |
| Net income, 2004 | | | 1,378 | 1,378 |
| Balance at December 31, 2004 | 603 | 311,296 | ( 289,042) | 22,857 |
| Capital contributions, 2005 | | 5,000 | | 5,000 |
| Net loss, 2005 | | | ( 10,101) | ( 10,101) |
| **Balance at December 31, 2005** | **$ 603** | **$ 316,296** | **$ ( 299,143)** | **$ 17,756** |

The accompanying notes are an integral part of this statement.

IICC-TRADECO, INC.

## STATEMENTS OF CASH FLOWS

*FOR THE YEARS ENDED DECEMBER 31,*

| | | 2005 | | 2004 |
|---|---|---|---|---|
| **CASH FLOWS FROM OPERATIONS:** | | | | |
| **Net income ( loss)** | $ | **( 10,101)** | $ | **1,378** |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | | |
| Depreciation | | 0 | | 2,500 |
| Change in operating assets and liabilities: | | | | |
| Accounts receivable | | 4,523 | | ( 2,884) |
| Accounts payable | | ( 1,501) | | 3,807 |
| Due to/ from parent | | ( 1,500) | | 4,300 |
| **Net cash ( used) provided by operations** | | **( 8,579)** | | **9,101** |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | | |
| Proceeds from sales of marketable securities | | 0 | | 0 |
| Purchase of computer and office equipment | | 0 | | 0 |
| **Net cash provided by investing activities** | | **0** | | **0** |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | | |
| Capital contribution by parent company | | **5,000** | | **6,676** |
| NET INCREASE ( DECREASE) IN CASH | | | | |
| Cash and cash equivalents | | ( 3,579) | | 15,777 |
| At beginning of year | | 15,964 | | 187 |
| **CASH and CASH EQUIVALENTS AT END OF YEAR** | $ | **12,385** | $ | **15,964** |
| Cash paid for income taxes | $ | 0 | $ | 0 |
| Cash paid for interest expense | | 0 | | 0 |

The accompanying notes are an integral part of this statement.

## NOTE A - SUMMARY OF ACCOUNTING POLICIES

IICC – Tradeco, Inc. ("IICC – Tradeco") is a wholly-owned subsidiary of Institutional Investors Consulting Company, Inc. ("IICC, Inc."), and is a registered broker and dealer of securities. IICC – Tradeco was formed as a New York corporation in 1982, and has been operating in Houston, Texas since 1994. IICC – Tradeco brokers private placement securities.

Cash and cash equivalents – IICC – Tradeco considers as cash all liquid securities with maturities of three months or less.

Revenues are recognized when services are performed. Management considers all amounts recorded as trade receivables as fully collectible, so no allowance is provided. All amounts due are from a single hedge fund financial institution.

Fixed assets are recorded at cost. They include furniture and computers, which are depreciated over their estimated useful lives of from 3 - 7 years.

Income taxes are filed on a consolidated basis with IICC, Inc.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

No recent accounting pronouncements are expected to have any effect on IICC – Tradeco's financial statements.

## NOTE B - CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

None.

## NOTE C - NET CAPITAL REQUIREMENTS

IICC – Tradeco is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. However, IICC – Tradeco has entered into an agreement with

the National Association of Securities Dealers pursuant to which IICC – Tradeco must maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital not to exceed 12 to 1. At December 31, 2005 and 2004, IICC – Tradco had net capital of $7,050 and $9,128, respectively. IICC – Tradeco's net capital ratio was 75.67% (2005) and 74.89% (2004).

NOTE D - RELATED PARTY TRANSACTIONS

IICC – Tradeco uses personnel and facilities of IICC, Inc. IICC – Tradeco makes payments from time to time to IICC, Inc. for these services, paying $18,500 and $27,450 during 2005 and 2004, respectively.

NOTE E – CAPITAL CONTRIBUTION

During 2005, IICC – Tradeco received additional contributions of $5,000 from its shareholder.

IICC-TRADECO, INC.

**SCHEDULE I- COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

*FOR THE YEARS ENDED DECEMBER 31,*

| | 2005 | 2004 |
|---|---|---|
| NET CAPITAL | | |
| Total stockholder's equity | $ 17,756 | $ 22,857 |
| Deduct stockholder's equity not allowable for net capital | 0 | 0 |
| Total stockholder's equity qualified for net capital | 17,756 | 22,857 |
| Add: | | |
| Liabilities subordinated to claims of general creditors allowable in computation of net cap. | | |
| Other ( deductions) or allowable credits | 0 | 0 |
| Total capital and allowable subordinated liabilities | 17,756 | 22,857 |
| Deductions and /or charges- assets not readily convertible to cash | ( 10,706) | ( 13,729) |
| Net capital before haircuts on securities position | 7,050 | 9,128 |
| Other | | 0 |
| **NET CAPITAL** | **$ 7,050** | **$ 9,128** |
| AGGREGATE INDEBTEDNESS | | |
| Items included in the balance sheet | 5,335 | 6,836 |
| Items not included in the balance sheet | 0 | 0 |
| Total aggregate indebtedness | $ 5,335 | $ 6,836 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | | |
| Minimum net capital required | 356 | 383 |
| Minimum dollar net capital required of broker-dealer | 5,000 | 5,000 |
| **Net capital required** | **$ 5,000** | **$ 5,000** |
| **EXCESS NET CAPITAL** | **2,050** | **4,128** |
| EXCESS NET CAPITAL AT 1000% | 6,517 | 8,444 |
| **PERCENTAGE AGGREGATE INDEBTEDNESS TO NET CAPITAL** | **75.67%** | **74.89%** |

IICC-TRADECO, INC.

**SCHEDULE I- COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

*FOR THE YEARS ENDED DECEMBER 31,*

| | 2005 | 2004 |
|---|---|---|
| RECONCILIATION WITH COMPANY'S COMPUTATION ( including in Part II of Form X-17a-5 | | |
| Net capital, as reported in Company's Part II ( unaudited) FOCUS report | $ 7,050 | $ 9,128 |
| Net audit adjustments | 0 | 0 |
| Other items | 0 | 0 |
| **NET CAPITAL PER ABOVE** | **$ 7,050** | **$ 9,128** |

## IICC-Tradeco, Inc.

## EXEMPTIVE PROVISION UNDER RULE 15c3-3 AS OF DECEMBER 31, 2004

The Company is exempt from Rule 15c3-3 based upon paragraph (K)(2)(ii)